SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

POINTER TELOCATION LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

For Immediate Release

Pointer Telocation announces raising approximately $8.5
million from US high quality investors in a private placement

Givatayim, Israel – April 1st 2007. Pointer Telocation Ltd. (NASDAQ Capital Market: PNTR, TASE: PNTR), a leading provider of services to the insurance and automotive industries including road-side assistance, fleet management and stolen vehicle retrieval services in Israel, Argentina and Mexico, today announced it is raising $8,452,500 from US institutional investors.

Pointer Telocation will issue 805,000 ordinary shares at a price per share of $10.50. The investors in the private placement will be issued warrants to purchase an additional 0.5 ordinary share per each share issued. The warrants will be exercisable into ordinary shares of the company, at an exercise price per share of $12.60 and will be exercisable for a period of five years.

Following the transaction, Pointer will have approximately 4.45 million shares outstanding. The financial institutions who purchase shares in this offering will hold approximately 18% of Pointer’s shareholders equity.

On a fully diluted basis, their stake will be approximately 21.5%.

The issuance of the shares and the warrants is subject to regulatory approval.

Yossi Ben Shalom, Chairman of the Board of Directors, commented “The capital raised through the private placement will enable Pointer to support its growth strategy further to its recent years’ growth and to finance acquisitions such as those which were recently announced”.

“Our new long term shareholders are top quality financial institutions in the USA. Their investment in Pointer is an expression of confidence in the company’s growth potential. The Israeli PIPE completed on December 2006 and this US PIPE, following which major financial institutions hold Pointer’s shares are milestones for any future public offering”, added Mr. Shalom.

About Pointer Telocation:
Pointer Telocation Ltd www.pointer.com provides a range of services to insurance companies and automobile owners, including road-side assistance, vehicle towing, stolen vehicle retrieval, fleet management and other value added services. Pointer Telocation provides services, for the most part, in Israel, through its subsidiary Shagrir, and in Argentina and Mexico through its local subsidiaries. Independent operators provide similar services in Russia and Venezuela utilizing Pointer’s technology and operational know-how.

Safe Harbor Statement
This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: April 1, 2007